NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

July 14, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Isabel Rivera
Pam Howell

RE:	United Homes Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 28, 2023
File No. 333-271515

Ladies and Gentlemen:

On behalf of United Homes Group, Inc. (the “Company”), we are hereby responding to the letter dated July 5, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on June 28, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form S-1 filed June 28, 2023

Prospectus Cover Page, page i

1.	We partially reissue comment 1. We note the common stock closing price on June 23, 2023 was $11.50. However, we note that the common stock price is now again out of the money. Please provide additional disclosure regarding the fluctuations in the common stock price, and the likelihood that warrant holders will not exercise their warrants.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages 2, 26, and 27 of the Amended Registration Statement as requested.

2.	We note the revisions made in response to comment 2. Please revise when discussing the percentage of common stock outstanding relating to resales under this registration statement and the concurrent registration statement (the "Notes S-1") to exclude the exercise of warrants. In addition, please separately calculate the total percentages being registered on this and the Notes S-1, including the exercise of the warrants. Please clearly reflect that the common stock being registered includes the common stock upon exercise of the warrants.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the Amended Registration Statement as requested. The Company also respectfully advises the Staff that when calculating the percentage being registered on this registration statement, the Company has included in the denominator the exercise of the Private Placement Warrants, as certain of the shares being registered are only issuable upon such exercise. Similarly, when calculating the percentage being registered on the Notes S-1, the Company has included in the denominator the conversion of the Notes, as certain of the shares being registered on the Notes S-1 are only issuable upon such conversion. The Company believes these percentages so calculated provide a more meaningful representation of the impact of the shares being registered.

Risk Factors, page 6

3.                   We note your response to comment 4 on reissue our comment in part. Please disclose the price paid by each selling stockholder for the securities being registered for resale, whether their shares were obtained through the PIPE investment, public warrants, and/or private warrants.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and page 26 of the Amended Registration Statement as requested.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andrew Tucker at (202) 689-2983.

Very truly yours,

/s/ Andrew M. Tucker

Andrew M. Tucker

cc: Michael Nieri, Chief Executive Officer, United Homes Group, Inc.